UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: October 2007
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: 4TH ENTRETIENS DE PORT-CROS SYMPOSIUM
EX-99.2: TOTAL STUDIES AN LNG RECEIVING TERMINAL, CROATIA
EX-99.3: ORGANISATIONAL ADJUSTMENT PLAN, TOTAL MARKETING FRANCE DIVISION
EX-99.4: SALE OF 10% INTEREST IN INTERCONNECTOR LTD, UK
EX-99.5: 3RD QUARTER 2007 SHARE BUY BACK
EX-99.6: TWO GAS DISCOVERIES, MAHAKAM BLOCK, INDONESIA
EX-99.7: NORTH POLE EXPEDITION
EX-99.8: NEW POLYPROPYLENE PRODUCTION LINE, SOUTH KOREA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 19, 2007	By:	/s/ Charles Paris de Bollardière

		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	The Fourth Entretiens de Port-Cros Symposium Scheduled for October 3-5, 2007 to Discuss:
“Climate Change and Biodiversity in Marine Ecosystems” (October 2, 2007).

➢	EXHIBIT 99.2:	Total Studies an LNG Receiving Terminal in Croatia (October 4, 2007).

➢	EXHIBIT 99.3:	Total’s Marketing France Division Presents Organisational Adjustment Plan (October 4, 2007).

➢	EXHIBIT 99.4:	Total Sells its 10% Interest in Interconnector (UK) Limited (October 5, 2007).

➢	EXHIBIT 99.5:	Notice of Repurchase of Ordinary Shares of Total for the 3rd quarter 2007 (October 9, 2007).

➢	EXHIBIT 99.6:	Indonesia: Two Gas Discoveries in the Southern Part of Mahakam block (October 10, 2007).

➢	EXHIBIT 99.7:	Jean-Louis Etienne Unveils Total Pole Airship 150 Days Before North Pole Expedition (October 11, 2007).

➢	EXHIBIT 99.8:	Start-up of a new polypropylene production line at the Daesan plant in South Korea (October 16, 2007).